                                                                EXHIBIT 17(g)(2)

ITEM 1.  FINANCIAL STATEMENTS.

                             IMO INDUSTRIES INC. AND
                                  SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                 (Dollars in thousands except per share amounts)

                                                                                    Quarter Ended
                                                                          April 3, 1998       March 31, 1997*
------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
NET SALES                                                                 $    83,031           $    78,927
Cost of products sold                                                          56,286                54,299
------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                                   26,745                24,628

Selling, general and administrative expenses                                   15,199                17,365
Research and development expenses                                               1,456                 1,340
Unusual item                                                                      ---                12,900
------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                                  10,090                (6,977)

Interest and other expense, net                                                 5,937                 6,779
------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
   TAXES, DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEM                        4,153               (13,756)

Income tax expense                                                                829                   572
------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                        3,324               (14,328)

Income from Discontinued Operations                                               ---                 1,486

Extraordinary Item - Loss on Extinguishment of Debt                            (5,603)                  ---

------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                         $    (2,279)          $   (12,842)
============================================================================================================

EARNINGS (LOSS) PER SHARE, BASIC AND DILUTED:
        Continuing operations                                             $      0.20           $     (0.84)
        Discontinued operations                                                   ---                  0.09
        Extraordinary item                                                      (0.33)                  ---
------------------------------------------------------------------------------------------------------------
        Net income (loss)                                                 $     (0.13)          $     (0.75)
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding                              17,127,859            17,125,047
============================================================================================================



The accompanying notes are an integral part of these consolidated condensed financial statements.

* Reclassified to conform to 1998 presentation.  See Note C.

                      IMO INDUSTRIES INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                 (Dollars in thousands except par value amounts)

                                                                      April 3,             December 31,
                                                                       1998                     1997
-------------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                              $   2,158              $   3,528
Trade accounts and notes receivable, less
  allowance of $1,408 in 1998 and $1,435 in 1997                          54,204                 53,732
Inventories-net                                                           65,302                 64,888
Prepaid expenses and other current assets                                 12,938                 17,656
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     134,602                139,804
Property, plant and equipment, net of accumulated
  depreciation of $4,571 and $3,202, respectively                         61,684                 61,409
Intangible assets, principally goodwill                                  223,034                233,054
Net assets of discontinued operations                                         35                 14,927
Other assets                                                              14,611                 14,106
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $ 433,966              $ 463,300
=======================================================================================================

-------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable and current portion of long-term debt                    $  43,504              $  34,320
Trade accounts payable                                                    21,348                 22,750
Accrued expenses and other liabilities                                    65,758                 64,065
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                130,610                121,135
Long-term debt                                                           150,159                192,319
Other liabilities                                                         65,572                 59,599
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                        346,341                373,053
-------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock: $1.00 par value; 5,000,000 shares
 authorized and unissued                                                     ---                    ---
Common stock: $1.00 par value; 25,000,000 shares
authorized; issued 17,127,859                                             17,128                 17,128
Additional paid-in capital                                               106,805                106,805
Retained earnings (deficit)                                              (35,295)               (33,016)
Cumulative foreign currency translation
   adjustments                                                            (1,013)                  (670)
-------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                87,625                 90,247
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 433,966              $ 463,300
========================================================================================================


The accompanying notes are an integral part of these consolidated condensed financial statements.

                      IMO INDUSTRIES INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)


                                                                                  Quarter Ended
                                                                      April 3, 1998         March 31, 1997*
-----------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
OPERATING ACTIVITIES
Net income (loss)                                                       $    (2,279)           $   (12,842)
Adjustments to reconcile net income (loss) to net cash provided by (used by) continuing operations:
      Discontinued operations                                                   ---                 (1,486)
      Depreciation and amortization                                           3,020                  3,324
      Extraordinary item                                                      5,603                    ---
      Unusual item                                                              ---                 12,900
      Other                                                                      16                    271
      Other changes in operating assets and liabilities:
            Increase in accounts and notes receivable                          (504)                (5,129)
            Increase in inventories                                            (414)                (1,756)
           (Decrease) increase in accounts payable and accrued
              expenses                                                       (2,862)                 3,715
            Other operating assets and liabilities                            6,232                 (3,578)
-----------------------------------------------------------------------------------------------------------
   Net cash provided by (used by) continuing operations                       8,812                 (4,581)
   Net cash (used by) provided by discontinued operations                      (920)                 1,080
-----------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES                           7,892                 (3,501)
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                   (2,058)                (1,912)
Proceeds from sale of business and property, plant and
  equipment                                                                  30,735                    264
Net cash used by discontinued operations                                     (1,164)                (1,029)
Other                                                                            80                    528
-----------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES                          27,593                 (2,149)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in notes payable                                                     7,533                  9,185
Principal payments on long-term debt                                        (40,089)                (3,065)
Payment of premium on notes repurchase and debt financing costs              (4,199)                  (384)
Other                                                                           (37)                  (480)
-----------------------------------------------------------------------------------------------------------

NET CASH (USED BY) PROVIDED BY FINANCING ACTIVITIES                         (36,792)                 5,256
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                         (63)                  (459)
-----------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                        (1,370)                  (853)
Cash and cash equivalents at beginning of period                              3,528                  1,419
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $     2,158            $       566
===========================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
      Interest                                                          $     3,532            $     3,196
===========================================================================================================

      Income taxes                                                      $       442            $     1,171
===========================================================================================================


The accompanying notes are an integral part of these consolidated condensed financial statements.

* Reclassified to conform to 1998 presentation.  See Note C.

Imo Industries Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited with respect to April 3, 1998 and March 31, 1997 and the periods then ended.)


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1997. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the first quarter of 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

Basis of Accounting: Effective January 1, 1998, the Company adopted a "4-4-5" accounting calendar.

Change in Accounting Policies: The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income," on January 1, 1998. For the first quarter of 1998, total comprehensive loss was $2.6 million, compared to a reported net loss of $2.3 million. For the first quarter of 1997, total comprehensive loss was $14.8 million, compared to a reported net loss of $12.8 million.


NOTE B - ACQUISITION BY II ACQUISITION CORP.

On August 28, 1997, II Acquisition Corp. acquired approximately 93% of the Company's outstanding shares of common stock. The unaudited pro forma information for the quarter ended March 31, 1997 set forth below gives effect to the acquisition, and the refinancing of the Company's domestic senior debt, in connection with the acquisition, as if they had occurred on January 1, 1997. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had these transactions been consummated at the beginning of the periods presented.

         Quarter Ended                                       March 31, 1997
                                                             --------------
         Net Sales                                              $ 78,927
         Net Income (Loss)                                       (11,057)
         Earnings (Loss) Per Share, basic and diluted               (.65)

NOTE C--DISCONTINUED OPERATIONS

On February 27, 1998, the Company completed the sale of its Roltra-Morse business segment to Magna International Inc. for cash proceeds of $30 million plus the assumption of Roltra-Morse's debt. The operating results of the Roltra-Morse segment have been segregated and reported as a discontinued operation in the accompanying Consolidated Condensed Statements of Income. The Company has also accounted for its former Electro-Optical Systems and Instrumentation business segments as discontinued operations. The sale of the Varo Electronic Systems division of the Electro-Optical Systems business and the sale of the Instrumentation business segment were completed in April 1997 and August 1997, respectively. Prior year financial statements have been reclassified to conform to the current year presentation.

Net sales of the discontinued operations were $14.4 million and $48.1 million for the first quarters of 1998 and 1997, respectively. Operating results of discontinued operations for the first quarter of 1998 resulted in a net loss of $1 million, or $.06 per share compared to net income of $1.5 million, or $.09 per share for the first quarter of 1997. Roltra-Morse's net loss of $1 million, which includes $.2 million of allocated interest, was included with the net book value of the assets on the date of sale, February 27, 1998. Therefore, there was no income from discontinued operations for the first quarter of 1998. The operating results from discontinued operations include allocated interest expense of $.2 million and $1.2 million for the first quarters of 1998 and 1997, respectively.

Allocated interest expense includes interest on debt of the discontinued operations to be assumed by the buyer and an allocation of other consolidated interest expense to the discontinued operations based on the ratio of net assets to be sold to the sum of the Company's consolidated net assets, if positive, plus other consolidated debt.

The Company reviews quarterly the assumptions used in determining the estimated gain or loss from discontinued operations and the adequacy of the recorded liabilities. Management believes that the recorded amount of estimated liabilities related to its discontinued operations at April 3, 1998 is adequate. However, the amounts estimated may differ from actual results.

NOTE D--INVENTORIES

Inventories (in thousands of dollars) are summarized as follows:

                                                     April 3,            December 31,
                                                       1998                  1997
                                               -------------------     ------------------
                                                  (Unaudited)
Finished products                                     $23,354                  $18,823
Work in process                                        22,144                   23,218
Materials and supplies                                 20,414                   23,481
                                                 -------------            -------------
                                                       65,912                   65,522
Less customers' progress payments                         610                      634
                                                 -------------            -------------
                                                      $65,302                  $64,888
                                                 =============            =============


NOTE E--NOTES PAYABLE AND LONG-TERM DEBT

As of April 3, 1998, the Company had revolver borrowings of $35 million and $19.6 million of outstanding standby letters of credit under the Company's existing credit agreement. The Company had $7 million in foreign short-term credit facilities with amounts outstanding at April 3, 1998 of $1.4 million. The weighted average interest rate on short-term notes payable was 8.37% and 8.03% at April 3, 1998 and December 31, 1997, respectively.

In addition, the Company had outstanding $102 million of its 11.75% senior subordinated notes due in 2006, and $51 million of term loan borrowings. The sale of Roltra-Morse and the resultant reduction in domestic senior debt increased the Company's availability under its revolving credit facility, allowing it to purchase a portion of its 11.75% senior subordinated notes (the "Notes") in the open market. During the first quarter of 1998, the Company purchased, in the open market at a premium, Notes in the face amount of $33.1 million. As a result of the early extinguishment of these Notes and the prepayment of a portion of the term loan facility, an extraordinary charge of $5.6 million was recognized in the first quarter of 1998.


NOTE  F--CONTINGENCIES

Legal Proceedings

The Company and one of its subsidiaries are two of a large number of defendants in a number of lawsuits brought in various jurisdictions by approximately 6,900 claimants who allege injury caused by exposure to asbestos. Although neither the Company nor any of its subsidiaries has ever been a producer or direct supplier of asbestos, it is alleged that the industrial and marine products formerly sold by the

Company and the subsidiary named in such complaints contained components which contained asbestos. Suits against the Company and its subsidiary have been tendered to its insurers, who are defending under their stated reservation of rights. In addition, the Company and the subsidiary are named in cases, involving approximately 22,000 claimants, which in 1996 were "administratively dismissed" by the U.S. District Court for the Eastern District of Pennsylvania. Cases that have been "administratively dismissed" may be reinstated only upon a showing to the Court that (i) there is satisfactory evidence of an asbestos-related injury; and (ii) there is probative evidence that the plaintiff was exposed to products or equipment supplied by each individual defendant in the case. The Company believes that it has adequate insurance coverage or has established appropriate reserves to cover potential liabilities related to these cases.

On April 3, 1998 the Company was served with a complaint in an action brought by Dravo Corporation seeking damages in excess of $17 million for problems associated with turbines sold to it in 1986 for use at a powerplant in Long Beach, California. The Company has few details of this matter other than as set forth in the complaint, however, the Company believes that there are legal and factual defenses to the claims and intends to defend the action vigorously.

The Company was a defendant in a lawsuit in the U.S. District Court for the Western District of Pennsylvania, which alleged component failures in equipment sold by its former diesel engine division. The complaint sought damages of approximately $3 million. On September 30, 1997 the Court granted a summary judgment motion filed by the Company which effectively dismissed all claims against it. Plaintiffs have appealed this judgment to the United States Court of Appeals for the Third Circuit.

The Company is a defendant in a lawsuit in the Circuit Court of Cook County, Illinois alleging performance shortfalls in products delivered by the Company's former Delaval Turbine Division and claiming damages of approximately $8 million. To date the Court has granted a series of summary judgment motions filed by the Company which have significantly reduced the scope of damages which the plaintiff may claim but the court has also permitted additional discovery to determine whether any other damages exist which plaintiff may be entitled to seek at a trial.

On June 3, 1997 the Company was served with a complaint in a case brought in the Superior Court of New Jersey which alleges damages in excess of $10 million incurred as a result of losses under a Government Contract Bid transferred in connection with the sale of the Company's former Electro-Optical Systems business. The Electro-Optical Systems business was sold in a transaction that closed on June 2, 1995. The sales contract provided certain representations and warranties as to the status of the business at the time of sale. The complaint alleges that the Company failed to provide notice of a "reasonably anticipated loss" under a bid that was pending at the time of the transfer of the business and therefore a representation was breached. The contract was subsequently awarded to the Company's Varo subsidiary and thereafter transferred to the buyer of the Electro-Optical Systems business. The case is in the preliminary stages of pleading but the Company believes that there are legal and factual defenses to the claims and intends to defend the action vigorously.

The Company is one of five defendants in an action brought in the United States District Court for the Middle District of Louisiana. In April 1991, the Company's former Deltex division performed a repair of a turbine. Following the repair, the turbine was included in a spare parts pool until January 1995. The plaintiff alleges that following installation in its plant the turbine experienced severe vibrations requiring the turbine to be run at less than optimal speed. They further allege that the shortfall in performance caused them to incur repair costs, and consequential damages in excess of $5 million. The lawsuit is in the early discovery stage; however, the Company believes that there are legal and factual defenses to the claims and intends to defend the action vigorously.

The operations of the Company, like those of other companies engaged in similar businesses, involve the use, disposal and clean up of substances regulated under environmental protection laws. In a number of instances the Company has been identified as a Potentially Responsible Party by the U.S. Environmental Protection Agency, and in one instance by the State of Washington, with respect to the disposal of hazardous wastes at a number of facilities that have been targeted for clean-up pursuant to CERCLA or similar state law. Similarly, the Company has received notice that it is one of a number of defendants named in an action filed in the United States District Court, for the Southern District of Ohio Western Division by a group of plaintiffs who are attempting to allocate a share of cleanup costs, for which they are responsible, to a large number of additional parties, including the Company. Although CERCLA and corresponding state law liability is joint and several, the Company believes that its liability will not have a material adverse effect on the financial condition of the Company since it believes that it either qualifies as a de minimis or minor contributor at each site. Accordingly, the Company believes that the portion of remediation costs that it will be responsible for will not be material.

The Company is also involved in various other pending legal proceedings arising out of the ordinary course of the Company's business. None of these legal proceedings is expected to have a material adverse effect on the financial condition of the Company. With respect to these proceedings and the litigation and claims described in the preceding paragraphs, management of the Company believes that it either will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition or results of operations of the Company.